                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ADVANCE CIRCUITS, INC.
                           (NAME OF SUBJECT COMPANY)

                             ADVANCE CIRCUITS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  007383 10 2
                    (CUSIP NUMBER OF CLASS OF COMMON STOCK)

                                ROBERT W. HELLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ADVANCE CIRCUITS, INC.
                           5929 BAKER ROAD, SUITE 470
                          MINNETONKA, MINNESOTA 55345
                                 (612) 988-8700
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                               TIMOTHY M. HEANEY
                            FREDRIKSON & BYRON, P.A.
                         900 SECOND AVENUE, SUITE 1100
                             MINNEAPOLIS, MN 55402
                                 (612) 347-7019

ITEM 1. SECURITY AND SUBJECT COMPANY

  This Statement relates to the Common Stock, $.10 par value per share (the "Shares"), of Advance Circuits, Inc., a Minnesota corporation and the subject company (the "Company"). The address of the Company's principal executive offices is 5929 Baker Road, Suite 470, Minnetonka, Minnesota 55345.

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer described in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 21, 1995 filed by Johnson Matthey Public Limited Company, an English public limited company ("Parent"), ACI Acquisition Corporation, a Minnesota corporation (the "Purchaser") and an indirect wholly owned subsidiary of Parent (collectively referred to as the "Bidder") and Johnson Matthey, Inc., a Pennsylvania corporation ("JMI"), to purchase all outstanding Shares at $22.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1) and (a)(2) to the Schedule 14D-1. According to the Offer to Purchase, the principal executive offices of the Purchaser are located at 460 East Swedesford Road, Wayne, Pennsylvania 19087-1880 and the principal executive offices of Parent are located at 2-4 Cockspur Street, Trafalgar Square, London, SW1Y 5BQ.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, is as set forth in Item 1 above.

  (b)(1) Arrangements between Management and the Company. Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in Annex A hereto, and incorporated herein by reference.

  (2) Merger Agreement. The Company, the Purchaser and Parent have entered into an Agreement and Plan of Merger dated as of August 14, 1995 (the "Merger Agreement"), a copy of which is filed with this Statement as Exhibit (c)(1) and incorporated herein by reference. The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser as described in Item 2 above. The obligation of the Purchaser to accept for payment, purchase and pay for Shares tendered pursuant to the Offer is subject to, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares representing in the aggregate at least fifty-one (51%) percent of the total outstanding Shares on a fully diluted basis, and certain conditions set forth in the Offer to Purchase. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made which reduces the number of Shares subject to the Offer, decreases the price per Share payable in the Offer, or modifies or adds to conditions to the Offer. If such conditions are not satisfied, Purchaser has various options including the right to terminate the Offer and return all tendered Shares.

  The Merger. The Merger Agreement also provides that, at the effective time of the Merger, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Purchaser or any other subsidiary of Parent or that are subject to dissenters' rights) will be converted into the right to receive $22.50 per Share in cash, without interest.

  Pursuant to the Merger Agreement, the Company has agreed that, among other things, during the period from the date of the Merger Agreement until the effective time of the Merger, except as expressly contemplated by the Merger Agreement or to the extent that the Purchaser shall otherwise agree in writing, it will and will cause each of its subsidiaries to: (i) conduct its operations only in the ordinary and usual course of business consistent with past practice; (ii) not amend its Articles of Incorporation or By-laws; (iii) not issue, reissue, sell

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or pledge, or authorize or propose the issuance, reissuance, sale or pledge of any of its capital stock of any class, or securities convertible or exchangeable into capital stock of any class or any rights, warrants or options to acquire any convertible or exchangeable securities or capital stock (other than the issuance of Shares upon the exercise of warrants and employee stock options outstanding on the date of the Merger Agreement); (iv) not declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock or otherwise make any payments to its shareholders in their capacity as such (except for dividends from wholly owned subsidiaries of the Company to the Company or to other wholly owned subsidiaries of the Company); (v) not adjust, split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock; (vi) not incur or assume any long-term debt or any short-term debt or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligation of any person, except in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $500,000; (vii) not make any loans, advances (excluding the sale of products to customers in the ordinary course) or capital contributions to, or investments in, any person except in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed
$500,000 for any single borrower; (viii) not settle or compromise any suit, proceeding or claim or threatened suit, proceeding or claim; (ix) except for increases in salary, wages and benefits of employees of the Company or its subsidiaries (other than executive officers of the Company) in accordance with past practice, not increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees or pay any benefit not required by any existing plan or arrangement or grant any severance or termination pay to (except pursuant to existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or employee of the Company or any of its subsidiaries or establish, adopt, enter into, terminate or amend any collective bargaining or employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except to the extent such termination or amendment is required by applicable law; (x) not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions that are in the ordinary course of business and not material to the Company or any of its subsidiaries; (xi) not sell, lease, mortgage or otherwise encumber or dispose of or agree to sell, lease, mortgage or otherwise encumber or dispose of, any of its assets, other than transactions that are in the ordinary course of business and not material to the Company or any of its subsidiaries; (xii) not modify, amend or terminate any contract or prepay any indebtedness of the Company or forgive any indebtedness owed to the Company, other than in the ordinary course of business consistent with past practice and which is not material to the business of the Company and its subsidiaries; and (xiii) not take any action that would or might result in any of the representations of the Company set forth in the Merger Agreement becoming untrue.

  The Company also agreed not to solicit, initiate, or encourage the submission of any takeover proposal (as defined below), enter into any agreement with respect to any takeover proposal or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority of the disinterested members thereof based on the written advice of outside counsel (a copy of which written advice shall be promptly furnished to Parent), the Company may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement to, any person. "Takeover proposal" means any proposal, other than a proposal by Parent or any of its affiliates, for a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or any proposal or offer (including, without limitation any proposal or offer to shareholders of the Company), other than a proposal or offer by Parent or any of its affiliates, to acquire in any manner, directly or indirectly, an equity interest in the Company or any of its subsidiaries, any voting securities of the Company or any of its subsidiaries or a substantial portion of the assets of the Company or any of its subsidiaries. The Board of Directors of the Company, to the extent required

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by the fiduciary obligations thereof, as determined in good faith by a majority of the disinterested members thereof based on the written advice of outside counsel (a copy of which written advice shall be promptly furnished to Parent), may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger) a superior proposal (as defined below). "Superior proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a statutory share exchange, a sale of all or substantially all its assets or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determines in its good faith reasonable judgment (based on the advice of independent financial advisors) to be more favorable to the Company and its shareholders than the Offer and Merger and for which financing, to the extent required, is then fully committed or (based on the advice of independent financial advisors) is likely to be obtained in a timely manner.

  The Merger Agreement further provides that the Company will use its best efforts to cause the holders of all outstanding warrants and employee stock options to purchase Shares to agree, in writing, that such warrants and options shall be surrendered and cancelled on the date of closing of the Offer in exchange for cash payments by the Company to the holders of such warrants or options in an amount not in excess of the difference between the price paid for each Share pursuant to the Merger and the per Share exercise price of such warrants or options, multiplied by the number of Shares subject to such warrants or options.

  Parent presently intends to provide, for a period of one year following the effective time of the Merger, employees of the Company with employee benefits that are in the aggregate not materially less favorable to such employees than those presently provided under the Company's current benefit plans. Parent has agreed to cause to be maintained for a period of not less than three years from the effective time of the Merger the policies of the directors and officers' liability and fiduciary insurance most recently maintained by the Company; provided that there may be substituted therefor policies of at least the same coverage containing terms and conditions no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the effective time to the extent available; and provided further that Parent has no obligation to provide such policies to the extent that the cost of maintaining such policies would be substantially higher than the current cost to the Company. In addition, Parent has agreed, for six years after the Merger, to cause the surviving corporation in the Merger to indemnify and hold harmless all officers and directors of the Company to the same extent such persons are currently indemnified by the Company pursuant to the Company's Articles of Incorporation and By-laws for acts or omissions occurring at or prior to the effective time of the Merger.

  The Merger is subject to approval by the holders of a majority of the outstanding Shares. The Purchaser intends to vote or to give written consent with respect to all Shares acquired by it in the Offer or otherwise in favor of the Merger. Accordingly, if the Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, the Purchaser will be able to effect the Merger without the affirmative vote of any other holder of Shares. Furthermore, if the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer, the Purchaser would, under Minnesota law, be able to effect the Merger without any prior notice to, or vote by, the Company's shareholders.

  The Merger is also subject to the satisfaction of certain conditions, including: (a) the acceptance for purchase and payment for Shares by the Purchaser pursuant to the Offer; (b) the receipt of all authorizations, consents, orders or approvals of, the filing of all declarations with, and the expiration of all waiting periods imposed by, all courts, arbitral tribunals, administrative agencies or commissions or other governmental or regulatory authorities or agencies, domestic or foreign ("Governmental Entities"), necessary for the consummation of the transactions contemplated by the Merger Agreement; (c) the absence of any temporary restraining order, preliminary or permanent injunction or other order of any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; and (d) the absence of any pending or threatened action, suit or proceeding (other than the DCIS Investigation) by any Governmental Entity before any court or governmental or regulatory authority against the Company, Parent or the Purchaser or any of their subsidiaries challenging the validity or legality of the transactions contemplated by the Merger Agreement.

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In addition, the obligations of Parent and the Purchaser to effect the Merger are subject to certain additional conditions, including: (a) the performance in all material respects by the Company of its agreement under the Merger Agreement and the accuracy in all material respects of the representations and warranties of the Company set forth in the Merger Agreement; (b) the receipt of all required authorizations, consents or approvals, the failure to obtain which would have a material adverse effect on Parent and its subsidiaries or the Company; and (c) the absence of, after August 14, 1995, in the reasonable judgment of Parent, any change or development or prospective change or development in the DCIS Investigation or the circumstances surrounding the DCIS Investigation that could reasonably be expected to have a material adverse effect on the Company. The Merger Agreement states that, for greater certainty, such a change or development is deemed to include, without limitation, the following: (i) any proceeding commenced by any Governmental Entity for the suspension or debarment of the Company or any of its subsidiaries from doing business with the United States (or any agency or instrumentality thereof); (ii) any withdrawal of any governmental approval of the quality control or quality assurance systems of the Company or any of its subsidiaries or any removal of the Company or any of its subsidiaries from any governmental "qualified products list"; (iii) any notification of the Company or any of its subsidiaries that any of them is a target or a subject of a criminal investigation; (iv) any indictment of the Company or of any of its subsidiaries or of any of their respective directors or officers; (v) the discovery of substantial evidence that any member of the senior management of the Company was involved personally in material misconduct or that there exist defects in the products of the Company or of any of its subsidiaries, which defects are in excess of historical levels and, in the aggregate (and after consideration of remedies reasonably available to the United States in connection therewith), are reasonably likely to have a material adverse effect on the Company; or (vi) any civil action, suit or proceeding commenced by any Governmental Entity seeking legal or equitable relief. The obligations of the Company to effect the Merger are subject to the accuracy in all material respects of the representations and warranties made by Parent and the Purchaser in the Merger Agreement and the performance in all material respects of the agreements made by Parent and the Purchaser in the Merger Agreement. As used in the Merger Agreement, any reference to any event, change or effect being "material" or having a "material adverse effect" on or with respect to an entity means such event, change or effect which is or is reasonably likely to be materially adverse to the business, properties, results of operations or financial condition of such entity and its subsidiaries taken as a whole.

  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval by the shareholders of the Company, as follows (a) by mutual consent of Parent, the Purchaser and the Company; (b) by either Parent or the Company if: (i) any required approval of the shareholders of the Company shall not have been obtained at any duly held meeting of such shareholders; (ii) (x) as the result of the failure of any of the conditions set forth in Section 14 of the Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer or (y) subject to certain exceptions, the Purchaser shall not have purchased any Shares pursuant to the Offer within 90 days following the date of the Merger Agreement; (iii) subject to certain exceptions, the Merger shall not have been consummated before May 14, 1996; or (iv) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by the Company if (i) to the extent permitted, as described above, the Board of Directors of the Company approves or recommends a superior proposal and (ii) the Company has paid to Parent an amount in cash equal to the sum of the "Termination Fee" plus all "Expenses", each as defined below; or (d) by Parent if Parent or the Purchaser shall have received notice under (x) the Exon-Florio Amendment that the Committee on Foreign Investment in the United States has determined to investigate the Merger, any related transaction or Parent or the Purchaser or
(y) the HSR Act that the Federal Trade Commission or the Antitrust Division of the Department of Justice has requested additional information concerning the Offer, the Merger, any related transaction of Parent or the Purchaser, extending the applicable waiting period under the HSR Act.

  A "Termination Fee" will be payable by the Company to Parent upon termination of the Merger Agreement in the following circumstances: (i) The Board of Directors of the Company withdraws its recommendation of the

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Offer or recommends another offer, in which case the Company will be obligated to pay a fee of $2 million and reimburse Parent for its expenses (including underwriting fees in connection with the Rights Offering) up to $3 million ("Expenses"), for a total of up to $5 million; (ii) the Company materially breaches its covenants in the Merger Agreement, in which case the fee will be $2 million plus Expenses for a total of up to $5 million; (iii) the Company materially breaches its representations in the Merger Agreement, both at signing and upon termination of the Merger Agreement, in which case the fee will be $2 million plus Expenses for a total of up to $5 million; (iv) there has been a material adverse change or development in the DCIS Investigation and senior management of the Company was personally involved in material misconduct, in which case the fee will be $2 million plus Expenses, for a total of $5 million; (v) the Company's representations in the Merger Agreement were true at signing of the Merger Agreement, but become untrue in any material respect thereafter, in which case the Company will be obligated to reimburse Parent's Expenses up to $3 million; or (vi) there has been a material adverse change or development in the DCIS Investigation and there are discovered defects in the Company's products that are in excess of historical levels and, in the aggregate (and after consideration of remedies reasonably available to the United States in connection therewith) are reasonably likely to have a material adverse effect on the Company, in which case Parent's Expenses will be reimbursed up to $3 million.

  In connection with the Merger Agreement, each of the following directors of the Company has submitted his written resignation, conditioned on and effective as of the payment for Shares purchased in the Offer: Thomas F. Leahy; David C. Malmberg; Stephen G. Shank; and William J. Cadogan. The Board of Directors of the Company has appointed as directors of the Company, conditioned on and effective as of such payment, the following representatives of Parent: Geoffrey Wild; Donald J. Miller; and Daniel McL. Miller. Accordingly, upon such payment, a majority of the Board of Directors of the Company will be comprised of representatives of Parent.

  The Company's President and Chief Executive Officer, Robert W. Heller, has indicated that he intends to remain employed by the Company for a period of at least two years after the closing of the Offer. The Bidder, however, has not offered or requested an employment agreement with Mr. Heller and has not specified what his responsibilities will be.

  No dissenters' right are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares which have not been tendered in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act ("MBCA") to dissent and demand payment in cash of the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. In making any such judicial determination of the fair value, the court may take into account all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use. The value so determined could be less than, equal to or greater than the Offer price or the Merger consideration.

  The Merger will have to comply with any applicable federal law. In particular, unless registration of the Shares under the Exchange Act is terminated prior to such transaction, if the Purchaser acquires Shares pursuant to the Offer and a business combination with the Company is consummated more than one year after termination of the Offer or does not provide for shareholders to receive cash for their Shares in an amount at least equal to the price per Share paid pursuant to the Offer, the Purchaser may be required to comply with Rule 13e-3 promulgated by the Commission under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of such business combination and the consideration offered to minority shareholders be filed with the Commission and distributed to minority shareholders prior to the consummation of any such transaction.

  If for any reason the Merger is not consummated, Parent and the Purchaser will evaluate their other alternatives. Such alternatives could include purchasing additional Shares in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater or less than the price to be paid for Shares in the Offer and could be for cash or other consideration. Alternatively, the Purchaser may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Parent or the Purchaser, which may vary from the price paid for Shares in the Offer.

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  Except as described above, the Purchaser and Parent have no present plans or proposals that would relate to or result in any extraordinary corporate transaction prior to the effectiveness of the Merger such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

  Except as set forth in the preceding paragraphs of this Item 3 and as described in Item 4 below, to the best knowledge of the Company, there are no material contracts, agreements, arrangements or understanding, or any actual or potential conflicts of interest, between the Company or its affiliates and
(i) the Company, its executive officers, directors or affiliates, or (ii) the Bidder or its respective executive officers, directors, controlling person or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) On December 2, 1994, the Company acquired Acsist Associates, Inc. ("Acsist"), a custom manufacturer of multilayer printed circuit boards and plastic packages for semi-conductors. Following the acquisition, the Company considered various means of expanding the business in order to realize the potential of Acsist and of its other divisions and subsidiary. The directors of the Company, at their meeting on December 6, 1994, discussed alternative strategies for obtaining the technological and other resources required for such an expansion, including seeking a partner who would provide technological expertise, marketing capability or capital. At their meeting on February 7, 1995, the directors continued their considerations and Parent was identified as a possible partner. Officers of the Company contacted Parent and on February 24, 1995 visited its subsidiary's facilities in Spokane, Washington. During this period, discussions with Parent focused on the possibility of a partnership between Parent and Acsist and on the exchange of information about technological and marketing matters and the respective operating philosophies of Parent and the Company.

  Sporadic contacts with Parent continued through June 1995. Toward the end of this period, Parent indicated its interest in discussing a possible acquisition of the Company. In a telephone call at that time with a representative of Parent, Robert W. Heller, the President and Chief Executive Officer of the Company, acknowledged Parent's interest in acquiring the Company but stated that he thought the Company's value might be greater than any bid Parent might make. He suggested, as an alternative to an acquisition of the entire Company, that Parent consider a substantial equity investment in Acsist. In a telephone call several days later, Parent indicated that it remained interested in all acquisition options. On June 29, 1995 representatives of Parent visited the Minnesota production facilities of the Company and indicated that rather than any form of partnership or joint development effort, Parent wished to discuss a possible acquisition of the Company. As of June 28, 1995 the Company and Parent entered into an amendment to the Confidentiality Agreement which had originally been executed between Parent and Acsist on August 1, 1994 (i.e., prior to the acquisition of Acsist by the Company) extending the confidentiality provisions and protections of the Agreement to the Company. The directors of the Company had numerous informal discussions during July 1995 concerning a possible transaction and Parent proceeded to gather additional information about the Company. On July 28, 1995 the Company and Parent entered into a Common Interest/Joint Defense Agreement which allowed Parent to conduct certain additional due diligence inquiries into an investigation of the Company being conducted by the Defense Criminal Investigation Service of the United States Department of Defense. See
Item 8 below.

  On July 31, 1995 the Board of Directors of the Company met and directed the officers of the Company to proceed with their evaluation of possible financial advisers to the Company and retention of an investment banker to render an opinion as to the fairness, from a financial point of view, to the shareholders of the Company of any proposal for acquisition of the Company which might be received. Parent continued its due diligence investigation and the Board met on August 8 to review the status of discussions. The Board also appointed a Special Committee of Disinterested Directors, consisting of David
C. Malmburg, Stephen G. Shank and William J. Cadogan (comprising all of the Company's "disinterested" directors as defined by the MBCA) (the "Special Committee") to be prepared to consider as required under the MBCA any offer which might be received from

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

the Bidder. After several days of discussion with Alex Brown & Sons Incorporated ("Alex Brown"), on August 11 the Company retained Alex Brown to be prepared to give a fairness opinion if requested.

  On August 12, 1995, representatives of the Bidder met in Minneapolis with representatives of the Company to negotiate a merger agreement. On that day, representatives of the Bidder indicated to Mr. Heller that the Bidder would be prepared to acquire all Shares at a price of $21.50 per Share, subject, among other things, to the Company's agreement to reimburse up to $4 million of the Bidder's expenses in the event of termination of the Merger Agreement in certain circumstances and to pay an additional $3.5 million fee to the Bidder under certain of those circumstances (the "August 12 Proposal").

  On August 13, the Board and the Special Committee met separately to review in detail the August 12 Proposal, the reasons for considering the possible sale of the Company, the process engaged, the status of negotiations and a preliminary report of Alex Brown that included information regarding the reported price and trading activity for the Common Stock of the Company, certain financial and stock market information for the Company compared to similar information for certain other companies whose securities are publicly traded and the financial terms of certain recent business combinations which were deemed comparable in whole or in part. The Special Committee and the Board of Directors of the Company directed Mr. Heller to negotiate further to increase the price per Share and to lower the amount of fees and expenses to be paid to the Bidder under certain circumstances.

   On August 14, the president of the Company received from the Bidder an offer of $22.50 per Share (the "August 14 Offer"), subject, among other things, to the Company's agreement to reimburse up to $3 million of the Bidder's expenses in the event of termination of the Merger Agreement in certain circumstances and to pay an additional $2 million fee to the Bidder under certain of those circumstances.

  Later that afternoon, the Special Committee held a meeting to consider the August 14 Offer at which all members of such committee were in attendance as well as the Company's legal counsel and Alex Brown. At the meeting, the Special Committee reviewed the terms of the August 14 Offer. A representative of Alex Brown then outlined for the Company's Board of Directors Alex Brown's valuation analysis and the methodology employed by Alex Brown in its analysis. Alex Brown also gave the Special Committee its written opinion that the Offer price of $22.50 per Share was fair to the shareholders of the Company from a financial point of view. Based on the factors discussed below, the Special Committee then unanimously approved the August 14 Offer as fair to the shareholders of the Company and recommended that the Board approve the August 14 Offer.

  Immediately after the meeting of the Special Committee, the Board held a meeting at which all the directors were present, as well as the Company's legal counsel and Alex Brown. At such Meeting, the entire Board reviewed the terms of the August 14 Offer and Alex Brown's analysis of the fairness thereof. The Board acknowledged receipt of Alex Brown's fairness opinion. The Board was advised that the Special Committee had unanimously approved the August 14 Offer. Acting upon the unanimous recommendation of the Special Committee, the Board then unanimously adopted resolutions approving the Offer, the Merger and the Merger Agreement, determining that the terms of the Offer and Merger are fair to, and in the best interests of, the Company and its shareholders and recommending, subject to the terms and conditions set forth in the Merger Agreement, that the Company's shareholders accept the Offer.

  During the evening of August 14, 1995, the Bidder and the Company entered into the Merger Agreement. See Item 3 above for a description of the Merger Agreement. Prior to the opening of business on August 15, 1995, the Bidder and the Company issued a joint press release announcing the Merger and that the Bidder would commence the Offer shortly.

  (b) A letter to shareholders communicating the Special Committee's and the Board's recommendation and a press release announcing the signing of the Merger Agreement are filed as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference. In considering the Offer and determining to recommend its acceptance, the Special Committee and the Board in several meetings analyzed the present and potential value of the Company's Common Stock, the terms of the Offer and its fairness from a financial point of view. The

Special Committee and the Board decided to recommend acceptance of the Offer based on a number of factors, including:

    (1) The Board's familiarity with and review of the business, financial condition, results of operations and prospects of the Company, including the need for additional capital and management resources to complete the integration and maximize the potential of the Company's recently acquired Targ-It-Tronics and Acsist subsidiaries and the risks of attempting to expand the business of such subsidiaries.

    (2) The difficulty of obtaining additional capital or a strategic partner to expand the Acsist business in light of the pending DCIS Investigation of the Company (see Item 8 below).

    (3) The probable impact of the announcement of anticipated decreased earnings in the Company's fiscal quarter ending August 26, 1995 on the price of the Company's stock and on the valuation of the Company in a sale transaction (see Item 8 below).

    (4) A presentation by Alex Brown that included information regarding the reported price and trading activity for the Common Stock of the Company, certain financial and stock market information for the Company compared to similar information for certain other companies whose securities are publicly traded and the financial terms of certain recent business combinations which were deemed comparable in whole or in part. Alex Brown also delivered its written opinion that as of the date of such letter, the consideration to be received by the Company's shareholders was fair, from a financial point of view, to such shareholders. A copy of the written opinion of Alex Brown, setting forth the assumptions made, factors considered and limitations on the reviews, is attached as Exhibit (c)(2) hereto and is incorporated herein by reference;

    (5) The terms and conditions of the Merger Agreement, including the fact that Bidder's obligation to complete the Offer and the Merger are subject only to limited conditions and are not subject to a financing condition, and the fact that the Merger Agreement, although it contains certain expense reimbursement, termination payment and "no solicitation" provisions, does not prevent the Board of Directors, to the extent required by its fiduciary obligations as determined by a majority of its disinterested directors based on the written advice of counsel, from (i) providing information to and participating in discussions with a third party, and (ii) receiving and accepting a higher offer if one is forthcoming from any other party, and terminating the Merger Agreement.

    (6) The interests of the Company's employees, customers, suppliers and other constituencies.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  On August 11, 1995, the Company entered into an engagement letter (the "Letter Agreement") to engage Alex Brown to render, if requested, an opinion as to the fairness, from a financial point of view, of the consideration payable to the shareholders of the Company in connection with the proposed transaction with the Bidder. The Company agreed to pay Alex Brown a fee of $300,000 upon delivery of such opinion. The Company also agreed to pay Alex Brown's reasonable out-of-pocket expenses, including fees and disbursements of counsel, incurred in carrying out its duties under the Letter Agreement and to indemnify Alex Brown against certain liabilities arising out of or in connection with its engagement.

  Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) To the best of the Company's knowledge, the only transaction by any executive officer, director, affiliate or subsidiary of the Company in Company Shares during the past sixty (60) days occurred on August 13, 1995 when Thomas
F. Leahy, a member of the Company's Board of Directors, gave an aggregate of 3,125 shares of Company Common Stock to his three children. Other directors and/or executive officers may also give a portion of their Shares.

  (b) To the best of the Company's knowledge, its executive officers, directors, their affiliates, and any recipients of a gift of Shares from the foregoing presently intend to tender to Purchaser any Shares which are held of record or which are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) On August 14, 1995, the Company and Bidder executed an Agreement and Plan of Merger, a copy of which is filed with this Statement as Exhibit
(c)(1). See the response to Item 3(b) above for a description of the proposed transaction.

  (b) Other than as described above in response to Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in this Item 7, including (i) an extraordinary transaction such as a merger or reorganization, involving the Company or its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

 DCIS Investigation

  The Defense Criminal Investigation Service ("DCIS") has commenced an investigation into the Company. The DCIS is a part of the United States Department of Defense and is responsible for investigating defense contract misconduct committed by prime contractors or sub-contractors. The Company's Specialty Products division produces printed circuit boards for the Company's military and aerospace customers, including companies that are prime contractors for the Department of Defense. The Company has never been a prime contractor for the Department of Defense.

  The Company became aware of the investigation upon the execution of a search warrant on June 28, 1995, which was followed by a subpoena for documents. The DCIS Investigation is in its preliminary stages and no charges have been filed. The Company does not know the likely duration of the investigation or whether the Company or any of its officers or employees are likely to be charged with any offense.

 Plans for the Company

  The Company's President and Chief Executive Officer, Robert W. Heller, has indicated that he intends to remain employed by the Company for a period of at least two years after the closing of the Offer. The Bidder, however, has not offered or requested an employment agreement with Mr. Heller and has not specified what his responsibilities will be.

  William J. Cadogan, Thomas F. Leahy, David C. Malmberg and Stephen G. Shank, current Company directors, have submitted written resignations to the Company, conditioned on and effective as of the closing of the Offer. The Board of Directors of the Company has appointed three Purchaser designees as directors of the Company, conditioned on and effective as of the closing of the Offer. Such resignations and appointments are pursuant to the Merger Agreement. See Annex A hereto.

  Following completion of the Offer, Parent intends to merge Purchaser with and into the Company pursuant to and subject to certain conditions set forth in the Merger Agreement.

  Parent has indicated that it presently intends that, for a period of one year following the effective time of the proposed Merger, the employees of the Company will continue to be provided with employee benefits that are in the aggregate not materially less favorable to such employees than those presently provided under the Company's current benefit plans; provided that the right is reserved to review all employee benefit plans after the Merger and to make such changes as are deemed appropriate in the judgment of Parent.

 Projected Fiscal 1995 Results

  The Company anticipates that its results of operations for the fourth quarter ending August 26, 1995 will be substantially below results for each of the previous three quarters of fiscal 1995. See Item 8 of the Offer to Purchase.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 NUMBER                            DESCRIPTION
 ------                            -----------
 *(a)(1) Form of Letter to Shareholders of Advance Circuits, Inc. dated
         August 21, 1995.
 *(a)(2) Form of Joint Press Release of Advance Circuits, Inc. and
         Johnson Matthey Public Limited Company dated August 15, 1995.
  (c)(1) Agreement and Plan of Merger, dated as of August 14, 1995, by and between Advance Circuits, Inc., Johnson Matthey Public
         Limited Company and ACI Acquisition Corporation.
 *(c)(2) Opinion of Alex. Brown & Sons Incorporated

  SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Advance Circuits, Inc.


                                    By /s/ Robert W. Heller
                                       -------------------------------------
                                                  ROBERT W. HELLER
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: August 21, 1995

--------
* Included in copies mailed to shareholders of the Company.

                                                                        ANNEX A

                            ADVANCE CIRCUITS, INC.
                          5929 BAKER ROAD, SUITE 470
                          MINNETONKA, MINNESOTA 55345

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This information statement is being mailed on or about August 21, 1995 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Company's Common Stock $.10 per value per share (the "Shares"). You are receiving this Information Statement in connection with the election of persons designated by the Purchaser to seats on the Board of Directors of Advance Circuits, Inc. (the "Company"). Under the Merger Agreement, the Company has appointed three directors designated by the Purchaser, conditioned on and effective as of the closing of the Offer. Effective upon payment by the Bidder for all Shares accepted for payment pursuant to the Offer, the Purchaser will be entitled to designate the number of directors (rounded up to the next whole number) on the Company's Board of Directors that equals the product of the number of directors on the Company's Board of Directors (giving effect to the election of additional directors) and the ratio that the combined voting power of the Shares so purchased bears to the total combined voting power of all outstanding Shares. The Company has secured the resignation of four directors, conditioned on and effective as of the closing of the Offer, to enable the Purchaser's designees (the "Purchaser Designees") to be appointed to the Board. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

  Effective upon the closing of the Offer, Geoffrey Wild, Donald J. Miller and Daniel McL. Miller, as the Purchaser Designees, will become members of the Company's Board. Other directors and executive officers of Parent identified on Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders together with this Schedule 14D-9, may also be elected or appointed to the Company's Board of Directors. The information regarding such other directors and executive officers is incorporated by reference herein.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning the Purchaser, Parent and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

CURRENT DIRECTORS AND DESIGNEES

                                                                        DIRECTOR
   NAME                                                             AGE  SINCE
   ----                                                             --- --------
   Robert W. Heller................................................  49   1978
   Thomas I. Mueller...............................................  53   1989
   William J. Cadogan..............................................  47   1995
   Thomas F. Leahy.................................................  53   1977
   David C. Malmberg...............................................  52   1993
   Stephen G. Shank................................................  51   1993
   Geoffrey Wild(1)................................................  39    --
   Donald J. Miller(1).............................................  34    --
   Daniel McL. Miller(1)...........................................  59    --

--------
(1) Purchaser Designee

  Mr. Heller joined the Company as Vice President in 1977. In April 1978, he was elected to the Board, in December 1979 he was elected Executive Vice President, and in May 1987 he was elected President and Chief Executive Officer.

  Mr. Mueller joined the Company in December 1984 as Vice President of Finance and in August 1985 was elected to the additional offices of Secretary and Treasurer. In May 1987, he was elected Executive Vice President. He was elected a director in September 1989.

  Mr. Cadogan has been a director of the Company since February 1995. He is currently the President and a director of ADC Telecommunications, Inc., a position he has held since March 1990. Mr. Cadogan also serves on the board of directors of Banta Corporation.

  Mr. Leahy has been a private investor since February 1990, and has held the position of Chairman of the Board of Help/Systems Incorporated since 1985. Mr. Leahy has served continuously since January 1977 as a director of the Company, and served as Chairman of the Board and a paid consultant to the Company from May 1987 to September 1993.

  Mr. Malmberg has been a private investor since May 1994. He served as Vice Chairman of National Computer Systems, Inc. ("NCS") (information systems and services) and President of NCS/Technology from August 1992 to May 1994. Prior to August 1992, he served as President and Chief Operating Officer of NCS for more than five years. Mr. Malmberg is also a director of Three Five Systems, Inc., National City Bank Corporation and Pattern Processing, Inc.

  Mr. Shank has been President and Chief Executive Officer of Learning Ventures, Inc. (education programs and services) since December 1991, and served as Chairman and Chief Executive Officer of Tonka Corporation for more than five years prior to September 1991. Mr. Shank is also a director of National Computer Systems and Polaris Industries, Inc.

  Mr. Wild has been the President of Johnson Matthey Electronics, Inc. ("JMEI"), a direct wholly owned subsidiary of Johnson Matthey Inc., since October 1994 and a director of Johnson Matthey Inc. since April 1995. He has also been Vice President, Electronics, Materials Technology Division, Johnson Matthey Inc. since April 1992 and a director of Ryoka Matthey Corporation (Japan) since 1994. From April 1992 through October 1994, Mr. Wild was Vice President of JMEI, and from August 1990 through April 1992, he was General Manager of JMEI. Mr. Wild is also currently the President and a director of ACI Acquisition Corporation. Mr. Wild is a citizen of the United Kingdom.

  Mr. Donald J. Miller has been Finance Director of JMEI since 1994. From 1990 through 1994, Mr. Miller was a Controller of JMEI. Mr. Miller is a citizen of the United States.

  Mr. Daniel McL. Miller is currently the Vice President and General Counsel of Johnson Matthey Inc. and Johnson Matthey Investments, Inc., positions he has held since 1985. Mr. Miller is also a director and Secretary of ACI Acquisition Corporation. Mr. Miller is a citizen of the United States.

COMPENSATION OF DIRECTORS

  Directors who are not also employed as full-time officers of the Company receive $15,000 annually and $300 for each committee meeting attended.

BOARD AND COMMITTEE MEETINGS

  The Company has established an Audit Committee to review with the Company's independent accountants the annual financial statements and the results of the annual audit, and a Compensation Committee to review and make recommendations respecting executive compensation. During Fiscal 1994 Messrs. Leahy, Malmberg and Shank were members of both committees. During the fiscal year ended August 27, 1994, the Audit Committee met twice and the Compensation Committee met once. The Board does not have a nominating committee.

  The directors are in close contact with each other and frequently gather or communicate informally to discuss the affairs of the Company and, when appropriate, take formal Board action by unanimous written consent of all directors, in accordance with Minnesota law, rather than hold formal Board meetings. During the fiscal year ended August 27, 1994, the Board held five formal meetings. Each current director attended all meetings of the Board and of Board Committees on which the director served. There are no family relationships among the directors of the Company.

EXECUTIVE OFFICERS

   NAME                               AGE                POSITION
   ----                               ---                --------
   Robert W. Heller..................  49 President, Chief Executive Officer and
                                           Director
   Thomas I. Mueller.................  54 Executive Vice President, Secretary,
                                           Treasurer and Director
   Jon P. Kerrick....................  57 Vice President of Engineering
   John C. Kimball...................  49 Vice President of Marketing

  The term of office of each officer is one year from the date of the most recent annual meeting of the Company's Board of Directors, or until the successor of each is elected. There are no arrangements or understandings between any officer and any other person pursuant to which such officer was elected.

  Mr. Heller--see discussion under Directors.

  Mr. Mueller--see discussion under Directors.

  Mr. Kerrick has been employed by the Company for approximately 15 years in various process engineering positions. In December 1979, he was elected Vice President of Engineering.

  Mr. Kimball joined the Company in 1978 as Vice President, Quality Assurance. He started the Commercial Sales and Marketing Department in 1983 and was named Vice President, Commercial Division Sales and Marketing in 1987. In 1989 he was elected Vice President of Marketing.

EXECUTIVE COMPENSATION

 General

                          SUMMARY COMPENSATION TABLE

  The following table shows all the cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued during the fiscal years indicated, to the Chief Executive Officer and the three other executive officers of the Company for such period in all capacities in which they served:

                                                                   LONG-TERM COMPENSATION
                                                                ----------------------------
                                        ANNUAL COMPENSATION            AWARDS        PAYOUTS
                                    --------------------------- -------------------- -------
                                                                RESTRICTED
                             FISCAL                                STOCK    OPTIONS/  LTIP    ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR  SALARY($) BONUS($)(1) OTHER AWARD($)(2) SARS(#)  PAYOUTS COMPENSATION
---------------------------  ------ --------- ----------- ----- ----------- -------- ------- ------------
Robert W. Heller........      1994   183,022     96,713    --      None        None    --        --
 President, Chief Execu-
  tive                        1993   162,294    115,618    --      None      11,000    --        --
 Officer and Director         1992   159,938     40,000    --      None        None    --        --
Thomas I. Mueller.......      1994   140,780     73,921    --      None        None    --        --
 Executive Vice               1993   132,809     91,977    --      None      10,000    --        --
 President,
 Treasurer, Secretary         1992   133,754     31,250    --      None        None    --        --
 and Director
Jon P. Kerrick..........      1994   125,781     66,220    --      None        None    --        --
 Vice President               1993   117,808     80,895    --      None      10,000    --        --
                              1992   119,112     28,000    --      None        None    --        --
John C. Kimball.........      1994   132,499     71,149    --      None        None    --        --
 Vice President               1993   117,527     80,895    --      None      10,000    --        --
                              1992   119,165     28,000    --      None        None    --        --

--------
(1) Bonus amounts represent amounts earned based on fiscal year results. The amounts are paid in the following year.
(2) See "Employment Contracts and Change-in-Control Arrangements." The aggregate number and value of restricted stock holdings using the Offer price are as follows: R. Heller, 28,750 shares, $646,875; T. Mueller, 20,000 shares, $450,000; J. Kerrick, 20,000 shares, $450,000; J. Kimball,
    20,000 shares, $450,000.

OPTION EXERCISES DURING 1994 FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

  The following table presents information with respect to the named executives concerning the number and value of options held at the end of fiscal year 1994. No options were granted to or exercised by any named executive officer during the fiscal year. The Company does not have any outstanding stock appreciation rights.

                                                                                VALUE OF
                                                                               UNEXERCISED
                                                      NUMBER OF               IN-THE-MONEY
                                              UNEXERCISED OPTIONS/SARS        OPTIONS/SARS
                           SHARES                  AT FY-END(#)(1)           AT FY-END($)(2)
                          ACQUIRED    VALUE   ------------------------- -------------------------
NAME                     ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------- ----------- ------------- ----------- -------------
Robert W. Heller........     --        --        4,400        6,600       $5,500       $8,250
Thomas I. Mueller.......     --        --        4,000        6,000        5,000        7,500
Jon P. Kerrick..........     --        --        4,000        6,000        5,000        7,500
John C. Kimball.........     --        --        4,000        6,000        5,000        7,500

--------
(1) The Merger Agreement provides that, effective upon closing of the Offer, all issued and outstanding stock options and warrants to purchase Company Common Stock will become immediately exercisable and the holders thereof will receive in cash from the Company an amount per share equal to $22.50 minus the per share exercise price of such option. The options reflected in the above table each have a per share exercise price of $8.38 per share.
(2) The value of unexercised options represents the difference between the exercise price thereof and the closing price of the Common Stock on August 27, 1994. The values were calculated only for "In-the-Money" options, which consist of those options whose exercise price is less than the market price per share on the last day of the fiscal year. Using the Offer price of $22.50 per share, the value of all options held by Messrs. Heller, Mueller, Kerrick and Kimball would be $155,320, $141,200, $141,200 and $141,200, respectively.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

  On July 31, 1995, the Company amended its 1990 Restricted Stock Plan (the "Restricted Stock Plan") to provide that all remaining restrictions on outstanding shares of Company common stock issued thereunder would lapse upon a sale of the Company. There are 326,000 shares of restricted stock issued and outstanding under the Restricted Stock Plan, including the following shares owned by the Company's executive officers:

                                                                 SHARES SUBJECT
     NAME                                                        TO RESTRICTIONS
     ----                                                        ---------------
     Robert W. Heller...........................................     28,750
     Thomas I. Mueller..........................................     20,000
     Jon P. Kerrick.............................................     20,000
     John C. Kimball............................................     20,000
     All executive officers as a group..........................     88,750

  The restrictions on such shares shall lapse upon closing of the Offer and the holders thereof have indicated an intent to tender such shares in the Offer.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  Compensation Committee Interlocks and Insider Participation. The Company is engaged in a highly competitive industry. In order to succeed, the Company believes that it must be able to attract and retain qualified executives. To achieve this objective, the Company has structured an executive compensation system tied to operating performance that the Company believes has enabled it to attract and retain key executives. The Compensation Committee of the Board of Directors was comprised during fiscal 1994 of Thomas F. Leahy, a former officer and employee of the Company, David C. Malmberg and Stephen G. Shank, both outside directors. All decisions by the Compensation Committee relating to the compensation of the Company's executive officers are reviewed by the full Board. Messrs. Leahy and Mueller are directors of Help Systems, Inc. and in such capacity Mr. Mueller participates in the decision regarding compensation of Mr. Leahy who receives remuneration as chairman of that corporation.

  Compensation Policy. The goal of the Company's executive compensation policy is to ensure that an appropriate relationship exists between executive pay and the creation of shareholder value, while at the same time motivating and retaining key employees. The compensation program is viewed in total considering all of the component parts: base salary, annual performance incentives, benefits, and long-term incentive opportunity in the form of stock options. The annual compensation components consist generally of lower base salaries than of comparative companies combined with higher incentive plans based on the Company's financial performance. Long-term incentive is based on the Company's financial performance. Long-term incentive is based on stock performance through stock options. The Compensation Committee's position is that stock ownership by management is beneficial in maintaining a proper balance between management's and shareholders' interests in the enhancement of shareholder value. Overall, the intent is to have more significant emphasis on variable compensation components and less on fixed cost components. The Committee believes this philosophy and structure are in the best interests of the shareholders.

  Performance Measures. In evaluating annual executive compensation, the Committee examines earnings per share, return on equity, sales growth and total return to shareholders. These factors are compared with prior years' performance, performance of other companies in the industry, and designated Company goals.

  Fiscal 1994 Compensation. For fiscal 1994, the Company's executive compensation program consisted of (i) base salary and (ii) an incentive bonus based on achieving net income over a predetermined return to shareholders. In 1994, base salaries of Mr. Heller and the other executive offers were increased as a result of comparing the Company's net profit and return on investment to other companies in the printed circuit board industry. The Committee believes that options and other stock based performance compensation arrangements are an effective incentive for managers to create value for shareholders since the value of an option bears a direct relationship to the Company's stock price.

  The Company's objective is to obtain a financial performance that achieves financial goals over a period of time, including a return on equity of over 15%, and sales volume and earnings per share growth of 10% or more. The Company's performance in fiscal 1994 included all time record sales levels and slightly higher after tax income. In fiscal 1994, sales increased 14% and earnings per share remained the same as the prior year. The Company's return on equity decreased as a result of a higher equity and only slightly higher net income. Mr. Heller's and the other executive officers' bonuses for fiscal 1994 reflect this decrease in return.

  The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interest. As performance goals are met or exceeded, resulting in increased value to shareholders, executives are rewarded commensurately. The Committee believes that compensation levels during fiscal 1994 adequately reflect the Company's compensation goals and policies.

                                          Thomas F. Leahy
                                          David C. Malmberg
                                          Stephen G. Shank

COMPARATIVE STOCK PERFORMANCE

  The following chart compares the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock during the five fiscal years ended August 27, 1994 with the cumulative total return for the NASDAQ Market Index and a peer group selected by the Company (the "SIC Peer Group Index"). The SIC Peer Group Index includes the following NASDAQ companies:
Advance Circuits, Inc., Altron, Inc., Benchmark Electronics, Circuit Systems, Inc., DDL Electronics, Electronic Associates Inc., Electronic Fab Technology, Hadco CP, IEC Electronics CP, Jabil Circuit, Inc., Level One Comm, Inc., M-Wave, Inc., Media Vision Technology, Merix CP, Micronics Computers, Inc., Park Electrochemical CP, Parlex CP, Plexus CP, QLogic CP, Sanmina CP, SCI Systems Inc., Sheldahl, Inc., Sigma Circuits, Inc., Solectron CP, U.S. Technologies, Inc., and Video Display CP. All of the members of the peer group have the same four-digit SIC (Standard Industrial Classification) code labeled 3672--Printed Circuit Boards. The comparison assumes $100 was invested on August 27, 1989 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.



                         [GRAPH APPEARS HERE]

                   COMPARISON OF FIVE YEAR CUMULATIVE RETURN
         AMONG ADVANCE CIRCUITS INC., INDUSTRY INDEX AND BROAD MARKET

Measurement period              ADVANCE      INDUSTRY    BROAD
(Fiscal Year Covered)           CIRCUITS     INDEX       MARKET
---------------------           --------     --------    --------
Measurement PT -
08/27/89                        $ 100.00     $ 100.00    $ 100.00

FYE 08/27/90                    $ 138.73     $  81.37    $  87.46
FYE 08/27/91                    $ 143.35     $ 109.38    $  99.42
FYE 08/27/92                    $ 124.28     $ 156.27    $ 101.10
FYE 08/27/93                    $ 236.99     $ 207.06    $ 131.61
FYE 08/27/94                    $ 222.54     $ 202.26    $ 143.81


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than ten percent of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders ("Insiders") are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended August 27, 1994, all Section 16(a) filing requirements applicable to Insiders were complied with except that one report covering one transaction was filed late by David C. Malmberg, and Robert W. Heller was late filing a Form 5 reporting a gift of stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 Principal Shareholders

  The following table provides information concerning those persons known by the Company to be the beneficial owners of more than five percent (5%) of the Company's outstanding voting capital stock as of June 30, 1995, unless otherwise indicated:

                                                  SHARES BENEFICIALLY PERCENT OF
     NAME AND ADDRESS OF BENEFICIAL OWNER              OWNED (1)        CLASS
     ------------------------------------         ------------------- ----------
     Dimensional Fund Advisors, Inc..............      396,098(2)        5.2%
     1299 Ocean Avenue
     11th Floor
     Santa Monica, CA 90401
     Heartland Advisors, Inc.....................      565,000(3)        7.5%
     790 North Milwaukee Street
     Milwaukee, WI 53202
     Prudential Insurance Co. of America.........      548,800(4)        7.3%
     5 Prudential Plaza
     751 Broad Street, 5th Floor
     Newark, NJ
     Robert W. Heller............................      416,662(5)        5.5%
     5929 Baker Road, Suite 470
     Minnetonka, MN 55345

--------
(1) Unless otherwise indicated, the shareholder has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.
(2) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, has advised the Company that, as of June 30, 1995, all of the shares listed are held in portfolios of DFA Investment Dimensions Group, Inc. (the "Fund"), a registered open-end investment company, or in series of The DFA Investment Trust Company (the "Trust"), a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. Dimensional has sole voting power as to 234,611 of the shares. Persons who are officers of Dimensional also serve as officers of the Fund and the Trust, each an open-end management investment company. In their capacity as officers of the Fund and the Trust, such persons vote 154,012 additional shares which are owned by the Fund and 7,475 shares which are owned by the Trust (both included in the shares listed in the table).
(3) Shareholdings are as of July 31, 1995.
(4) Shareholdings are as of June 30, 1995.

(5) Amount includes 4,500 shares held by Mr. Heller's children and 6,600 shares which may be acquired upon exercise of options which are exercisable as of August 14, 1995 or will become exercisable within 60 days of such date. Mr. Heller may, prior to the closing of the Offer, give a portion of the above-listed shares to family members, a charitable trust, and/or non-profit organizations with the understanding that such recipients will tender such shares in the Offer.

MANAGEMENT SHAREHOLDINGS

  The following table sets forth the number of shares of Company Common Stock beneficially owned as of August 14, 1995, by each executive officer of the Company named in the Summary Compensation Table, by each director or nominee for election as a director, and by all directors and executive officers (including the named individuals) as a group:

   NAME OF SHAREHOLDER                    SHARES BENEFICIALLY
   OR IDENTITY OF GROUP                        OWNED (1)      PERCENT OF CLASS
   --------------------                   ------------------- ----------------
   Robert W. Heller......................       416,662(2)           5.5%
   Thomas F. Leahy.......................       241,636(3)           3.2%
   William J. Cadogan....................             0                *
   Thomas I. Mueller.....................        71,406(4)             *
   John C. Kimball.......................        56,375(4)             *
   Jon P. Kerrick........................        47,637(4)             *
   David C. Malmberg.....................         1,000                *
   Stephen G. Shank......................         1,000                *
   Executive Officers and Directors as a
    Group (8 persons)....................       835,716(5)          11.0%

--------
*  Less than one percent.
(1) See Note (1) to the preceding table.
(2) See Note (5) to the preceding table.
(3) Amount includes 4,218 shares held by Mr. Leahy's spouse.
(4) Amount includes 6,000 shares which may be acquired upon exercise of options which are exercisable as of August 14, 1995 or will become exercisable within 60 days of such date.
(5) Amount includes 24,600 shares which may be acquired upon exercise of options which are exercisable as of August 14, 1995 or will become exercisable within 60 days of such date. One or more of the above listed persons may, prior to the closing of the Offer, give a portion of the above-listed shares to family members, a charitable trust, and/or non-profit organizations with the understanding that such recipients will tender such shares in the Offer.

                     OUTSTANDING SHARES AND VOTING RIGHTS

  At the close of business on May 27, 1995, there were outstanding 7,564,895 shares of Common Stock, par value $.10, which is the only outstanding class of voting stock of the Company. Each share of Common Stock is entitled to one vote.